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                           May 26, 2023

       Lishan Aklog
       Chairman and Chief Executive Officer
       Lucid Diagnostics Inc.
       360 Madison Avenue, 25th Floor
       New York, New York 10017

                                                        Re: Lucid Diagnostics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 23, 2023
                                                            File No. 333-272132

       Dear Lishan Aklog:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Eric Schwartz